Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, New York 10019
Tel. # 347-821-3452

April 9, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549
Attn: Caroline Kim

Re:	Amincor, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed August 8, 2011
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2010
Filed August 25, 2011
Response dated December 28, 2011
File No. 0-49669

Dear Ms. Kim:

We have submitted today for filing Amendment No. 5 to the Registration Statement on Form 10 for Amincor, Inc. as referenced above in response to the Securities and Exchange Commission letter dated February 6, 2012.  We will reply to the Commission’s comments on Amendment No. 1 to Form 10-K for the year ended December 31, 2010 as promptly as possible after we file our Form 10-K for the year ended December 31, 2011 and anticipate that same will be filed by April 30, 2012.

Amendment No. 4 to Registration Statement on Form 10 filed August 8, 2011.

General

1.
We note your response to prior comment 3 from our letter to you dated October 6, 2011.  Ensure that you adequately disclose any material information regarding Capstone Cayman Special Purpose Fund, LP, including the status of the winding up petition and the assignment of CCSPL assets to Amincor.

ANSWER

As we previously advised, including in our answer to Comment #3 of the Commission’s October 6, 2011 letter, we do not believe that any information regarding Capstone Cayman Special Purpose Fund LP (“CCSPF”) is material to the Company’s Registration Statement.  Notwithstanding the foregoing, in response to the above comment, we are advised by counsel for CCSPF that the Liquidators have informed them that the Annual General Meeting of CCSPF was held on March 12, 2012, and that the Liquidators anticipate that they will be closing the liquidation in the ordinary course of business by filing a request to dissolve the partnership with the Court in the later part of this calendar year (2012).

With respect to the assignment of the CCSPF Assets to Amincor, we respectfully refer you to the History of the Company section in Amendment Nos. 3 & 4 to our Form 10 Registration Statement which address that issue including charts relating thereto as requested by the Commission.

2.
We note your response to prior comment 4 and see that you have provided restated pro forma financial statements for the years ended December 31, 2009 and 2008 at Exhibit B.  However, you have not addressed all of the matters noted in prior comment 4 from our letter dated October 6, 2011 and prior comment 5 from our letter dated June 15, 2011.  In your next response letter, please ensure that you include a detail response that addresses each of the points below:

•	Amend your registration statement to include the separate financial statements of the entities contributed to Amincor to comply with Rule 8-04 of Regulation S-X.

•	Amend your presentation of the combined pro forma financial information to be consistent with the requirements of Article 11 of Regulation S-X.

•	Provide combined proforma information for the subsequent interim periods ended June 30, 2010 and 2009 in your next amendment.

ANSWER

Pursuant to our conversation with the Commissions Accounting Staff, we have included a detailed response that addresses each of the Bullet Points set forth above by adding the requested information as Exhibits to the Registration Statement as follows:

•           First Bullet Point – See Exhibit 99.7

•           Second Bullet Point – See Exhibit 99.8

•           Third Bullet Point – See Exhibit 99.8

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is respectfully requested, that in addition to the undersigned, copies of all communications from the Commission also be forwarded to the Company’s Chief Financial Officer, Robert L. Olson at Robert.Olson@amincorinc.com.

Very truly yours,

By: /s/ John R. Rice III
John R. Rice III, President